SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) dated 16th February 2005 regarding its rating action on PLDT.

February 17, 2005	SECURITY CODE: CM-040

The Philippine Stock Exchange

Listing and Disclosure Group

4th Floor Philippine Stock Exchange Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a press release issued by Moody’s Investors Service (Moody’s) dated 16th February 2005 regarding its rating action on PLDT. Moody’s downgraded PLDT’s foreign currency senior unsecured debts by one notch to Ba3 from Ba2 following Moody’s two notch rating downgrade on the Philippine foreign currency debts to B1 from Ba2.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

February 17, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Moody’s Investors Service (Moody’s) dated 16th February 2005 regarding its rating action on PLDT. Moody’s downgraded PLDT’s foreign currency senior unsecured debts by one notch to Ba3 from Ba2 following Moody’s two notch rating downgrade on the Philippine foreign currency debts to B1 from Ba2.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  17 February 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.  Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.              Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) dated 16th February 2005 regarding its rating action on PLDT. Moody’s downgraded PLDT’s foreign currency senior unsecured debts by one notch to Ba3 from Ba2 following Moody’s two notch rating downgrade on the Philippine foreign currency debts to B1 from Ba2.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 17 February 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

MOODY'S DOWNGRADES PLDT'S SENIOR UNSECURED RATING TO Ba3

2005-02-16 03:16 (New York)

Sydney Sydney

Charles F. Macgregor Brian Cahill

VP - Senior Credit Officer Managing Director

Corporate Finance Group Corporate Finance Group

Moody's Investors Service Pty Moody's Investors Service Pty

Ltd Ltd

612 9270 8100 612 9270 8100

MOODY'S DOWNGRADES PLDT'S SENIOR UNSECURED RATING TO Ba3; AFFIRMS

PREFERRED STOCK RATING AT B1; OUTLOOKS STABLE

Sydney, February 16, 2005 -- Moody's Investors Service has downgraded the foreign currency senior unsecured debt rating of Philippine Long Distance Telephone Company (PLDT) to Ba3 from Ba2. The outlook is stable. The rating action was taken as part of Moody's downgrade of Philippines' foreign currency country ceiling to B1 from Ba2. At the same time, Moody's has affirmed PLDT's B1 preferred stock rating with a stable outlook.

The foreign currency senior unsecured debt rating incorporates convertibility risk, which is the likelihood of the government declaring a debt moratorium to counter a foreign currency crisis. Moody's views foreign currency bonds subject to international law as less likely to be subject to a debt moratorium than foreign currency obligations subject to local law. Therefore, there is a differential between PLDT's foreign currency bond rating and the sovereign rating.

As such, PLDT's foreign currency bond rating is a function of its own risk of default and the probability of a Philippine government default on its foreign debt (implied by its B1 rating), the likelihood that the government would declare a moratorium in the event of a default, and if it did, the chances that it would exempt a company such as PLDT.

Philippine Long Distance Telephone Company, based in Manila, Philippines, is the principal supplier of telecommunications services in that country.

Copyright 2005, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided "as is" without warranty of any kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling. MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,300,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations – Corporate Governance - Director and Shareholder Affiliation Policy."

end

Provider ID: 00264530

-0- Feb/16/2005 8:16 GMT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: February 17, 2005